EXHIBIT 99.1

Brookfield Renewable Announces Extension of Voting Deadline and New Meeting Date for Proposed Corporate Simplification

  Despite almost unanimous support for the Simplification by unitholders casting votes, more voter participation is required to achieve the approval threshold of at least two-thirds of all outstanding units to support
  The Special Meeting of Unitholders has been rescheduled for November 30, 2026 at (Toronto time) to allow more time for Unitholders who have not yet voted to submit their vote
  Unitholders who have questions or need assistance voting their units should contact Laurel Hill Advisory Group, by email at assistance@laurelhill.com, or by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

BROOKFIELD, NEWS, Oct. 28, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“BEP”) (NYSE: BEP; TSX: BEP.UN) today announced the extension of the voting deadline in respect of the previously announced proposed corporate structure simplification (the “Simplification”) in order to allow additional time for BEP unitholders to submit their votes.

The updated deadline for registered unitholders to cast their votes by proxy is 5:00 p.m. (Toronto time) on November 25, 2026. Unitholders who have already submitted a proxy or voting instruction form do not need to vote again for the postponed Unitholders’ Meeting.

As a result, the Unitholders’ Meeting, will now be held virtually on November 30, 2026 at 12:00 p.m. (Toronto time). The record date for determining unitholders eligible to vote at the Unitholders’ Meeting remains August 21, 2026.

Voting Support Received to Date

The proxies received from BEP unitholders to date show overwhelming support for the Simplification, with approximately 99.7% of the votes cast being in favour of the Simplification as of the close of business on October 27, 2026. The Unitholders’ Meeting is being postponed in order to allow additional time for unitholders to submit their votes with respect to the BEP Transaction Resolutions (as defined below), which require approval by the affirmative vote of unitholders holding BEP units that in the aggregate represent at least two-thirds (66⅔%) of all of the outstanding BEP units as of the close of business on the record date.

As a reminder, at the Unitholders’ Meeting, BEP unitholders are being asked to consider and, if deemed advisable, pass (i) a resolution approving the plan of arrangement by which the Simplification will be implemented (the “BEP Arrangement Resolution”), and (ii) a resolution approving an amendment to BEP’s limited partnership agreement to, among other things, provide for the Simplification (the “BEP LPA Amendment Resolution” and, together with the BEP Arrangement Resolution, the “BEP Transaction Resolutions”).

The Board of Directors of BEP, based in part on the unanimous recommendation of its nominating and governance committee (consisting entirely of independent directors) and the fairness opinion received from Scotiabank, unanimously determined that the Simplification is in the best interests of BEP, and has unanimously resolved to approve the Simplification and recommend that BEP unitholders vote in favour of the Simplification. ISS and Glass Lewis have each recommended that BEP unitholders vote FOR the Simplification.

Next Steps and Reminder to BEP Unitholders; Your Vote is Important, Regardless of How Many BEP Units You Own

BEP unitholders who have not yet voted are encouraged to vote their units today, and in any event in advance of the updated proxy deadline of 5:00 p.m. (Toronto time) on November 25, 2026. Every vote is important regardless of the number of BEP units held, and unitholders are reminded that their participation is necessary in order for the Simplification to proceed as planned. Unitholders who have already submitted a proxy or voting instruction form do not need to vote again. In addition, BEP unitholders who wish to submit a Unitholder Notice (as defined in the joint management information circular of BEP and BEPC dated August 26, 2026)) should complete, sign and return the Unitholder Notice in accordance with the instructions set forth as soon as possible, and in any event at least two business days prior to the closing of the Simplification.

Brookfield Renewable expects the Simplification to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures;
  Enhanced governance framework and voting rights for public securityholders; and
  For BEP unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

Additional information is also available on our website at https://bep.brookfield.com under “Proposed Simplification”.

BEP Unitholders Who Have Questions or Require Voting Assistance

Brookfield Renewable has retained Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent. If you have any questions about the Unitholders’ Meeting or require assistance voting please contact Laurel Hill:

Toll Free: 1-877-452-7184 (toll free in North America)
International: 1-416-304-0211
Text: text “INFO” to either number above
Email: assistance@laurelhill.com.

Brookfield Renewable may also use the services of Broadridge Investor Communications to assist eligible beneficial unitholders with voting their units over the telephone with Laurel Hill. Many unitholders are eligible to vote quickly and easily over the phone, via email, or text message to help achieve the Simplification.

Status of the BEPC Shareholders’ Meeting

As previously announced, holders of class A exchangeable subordinate voting shares and class B multiple voting shares of Brookfield Renewable Corporation (“BEPC”) (NYSE, TSX: BEPC) approved the special resolution approving the plan of arrangement by which the Simplification will be implemented (the “BEPC Transaction Resolution”) at the special meeting of BEPC shareholders held on October 14, 2026, and all shareholder approvals required to implement the Simplification in respect of BEPC have been obtained. Completion of the Simplification remains conditional upon the approval of the BEP Transaction Resolutions by BEP unitholders at the Unitholders’ Meeting.

If the necessary securityholder approvals are obtained, the hearing to obtain the final order from the Supreme Court of British Columbia approving the Simplification is expected to be held on or about December 3, 2026. Subject to the receipt of the final order, it is anticipated that the Simplification will be completed in the fourth quarter of 2026.

For additional information on the Simplification, please see the joint management information circular filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission, which is available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov. Unitholders are urged to read the circular carefully.

Please note that BEP has applied for and received exemptive relief from the Ontario Securities Commission in order to not require further approval by the holders of class A shares of Brookfield Renewable Partners Inc. (“BEP Inc. Class A Shares”) for any future distributions of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares under a prospectus, conditional upon obtaining the required securityholder approvals described in the joint management information circular. Accordingly, (i) in respect of BEPC, a vote in favour of the Simplification by BEPC shareholders constituted a vote in favour of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BEP, a vote in favour of the Simplification by BEP unitholders will constitute a vote in favour of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by holders of BEP Inc. Class A Shares in accordance with National Instrument 41-101 – General Prospectus Requirements.

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others. Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Marie Fuller Senior Vice President Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Alex Jackson Vice President Tel: +1 647 484 8525 Email: alexander.jackson@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the Simplification, including whether it will be completed and the anticipated benefits of the Simplification. There can be no assurance that the BEP unitholders will approve the Simplification or, if approved, that the Simplification will be completed.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.